

Mail Stop 4720

April 2, 2018

James M. Cassidy
President and Director
Aspen Forest Acquisition Corporation et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

> **Re:** **Aspen Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018**
> **File No. 000-55887**
>
> **Birch Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018**
> **File No. 000-55888**
>
> **Dense Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018**
> **File No. 000-55889**
>
> **Hickory Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018**
> **File No. 000-55891**
>
> **Hidden Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018**
> **File No. 000-558892**
>
> **Maple Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018**
> **File No. 000-55890**
>
> **Snowy Forest Acquisition Corp**
> **Form 10-12G**
> **Filed January 19, 2018**
> **File No. 000-55893**

Walnut Forest Acquisition Corp
Form 10-12G
Filed January 19, 2018
File No. 000-558894

Willow Forest Acquisition Corp
Form 10-12G
Filed January 19, 2018
File No. 000-55895

Dear Mr. Cassidy:

      We have completed our review of your filings. We remind you that the companies and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                  /s/ Erin E. Martin

                                  Erin E. Martin
                                  Special Counsel
                                  Office of Financial Services

cc: Lee Cassidy, Esq.